

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2022

Edward Durkin
Chief Financial Officer
Casa Systems, Inc.
100 Old River Road
Andover, Massachusetts 01810

      Re: Casa Systems, Inc.
           Form 10-K for the year ended December 31, 2021
           Form 8-K furnished April 18, 2022
           Response dated June 7, 2022
           File No. 1-38324

Dear Mr. Durkin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Manufacturing